02033841

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of April and May, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated April 30, 2002.
2.	Press Release dated May 1, 2002.
3.	Press Release dated May 1, 2002.
4.	Press Release dated May 6, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

BLACKBERRY ENTERPRISE SERVER TO GAIN NEW CORPORATE DATA ACCESS FEATURES

Mobile Data Service Feature Of BlackBerry Enterprise Server To Extend Corporate Data Access Beyond Email

Waterloo, ON – April 30, 2002 – At the Wireless Enterprise Symposium in Atlanta today, Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) announced plans to add new corporate data access features to BlackBerry Enterprise Server. Building on the secure, extensible and robust architecture of the existing, award-winning BlackBerry™ solution, RIM plans to introduce a new BlackBerry Enterprise Server feature called Mobile Data Service.

BlackBerry has already been recognized and embraced by thousands of organizations as the leading wireless email solution for corporate and government sectors. The new Mobile Data Service feature (which is currently in Beta trials) of BlackBerry Enterprise Server is designed to provide ISVs and in-house corporate developers with an environment that supports additional wireless corporate data access and interaction capabilities beyond email. Mobile Data Service works in conjunction with the BlackBerry browser (which supports standard Internet Protocol based content and connectivity to BlackBerry Enterprise Server) and the BlackBerry Development Environment for Java (including standard J2ME API support) to provide an optimized platform for mobile applications running on advanced wireless, packet-data networks.

Mobile Data Service and the overall BlackBerry infrastructure will enable device connectivity via standard protocols and languages while maintaining the solid architectural components that allowed BlackBerry to succeed with thousands of companies that wanted a secure, manageable and complete wireless email solution behind their firewall. BlackBerry customers can leverage the existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support. Mobile Data Service maintains the key characteristics of existing BlackBerry deployments including end-to-end security (with Triple DES encryption), data push capabilities, multi-network support and centralized management.

"Our early decision to build an enterprise-class wireless email solution paved the way for today's announcement of the new Mobile Data Service features of BlackBerry Enterprise Server. While email is certainly unique in its near ubiquitous adoption within corporate environments, email shares many of the same technical and administrative requirements of other wireless enterprise data applications including security, manageability and integration," said Mike Lazaridis, President and Co-CEO at Research In Motion. "We purposely built BlackBerry on an open, extensible platform that satisfies the rigorous demands of Fortune 1000 companies. As a result, we are well positioned to enable email and corporate data access services through a single architecture that provides the industry's best solution for both users and IT departments."

Mobile Data Service is another important element of RIM's open strategy for BlackBerry and adds continuing momentum following the introduction of the BlackBerry 5800™ Series and the BlackBerry Development Environment for Java. Mobile Data Service offers increased flexibility and opportunities for enterprise customers, developers and carriers. Enterprise customers can extend the strategic and productivity benefits of BlackBerry beyond voice and email services. ISVs and in-house corporate developers can leverage the pre-existing wireless network access and expedite their application development while eliminating the overhead and complexities associated with acquiring and managing connections into multiple wireless networks. Carriers benefit from the ability to offer advanced wireless data services that take advantage of new packet-data networks and help acquire and retain enterprise customers.

Key Features of Mobile Data Service:

Standard Protocol Connectivity – Mobile Data Service provides standards-based connectivity via the BlackBerry infrastructure including support for HTTP, TCP/IP and UDP protocols. This minimizes the need for developers to learn or apply new connectivity techniques and allows new or existing corporate applications to be easily extended to BlackBerry handhelds.

Standard Language Support – Mobile Data Service is designed with efficient native language support for XML, WML and cHTML and also supports the use of plug-in transcoders for other languages. By utilizing the standard mark-up languages for client interaction, Mobile Data Service reduces the need for customization when creating content for display and interaction on BlackBerry handhelds.

High Data Security – As part of BlackBerry Enterprise Server, Mobile Data Service leverages the same highly secure BlackBerry architecture that is available for wireless email. Only devices authenticated to a BlackBerry Enterprise Server may access the Mobile Data Service feature and corporate data is exchanged via the same (Triple DES) encrypted connection between the handheld and the server behind the corporate firewall. As a result, Mobile Data Service leverages an industry-leading solution and security model provided by BlackBerry Enterprise Server that is widely accepted.

Data Push Support – Mobile Data Service supports the ability to push information to BlackBerry handhelds. Push capability and "always on" handhelds are fundamental to supporting wireless enterprise applications. Information is delivered to the handheld as it becomes available rather than waiting for the user to initiate data exchange and download.

Multi-Network Support – As part of BlackBerry Enterprise Server, Mobile Data Service supports multiple wireless networks and BlackBerry handhelds. BlackBerry Enterprise Server, equipped with Mobile Data Service, can support an organization's entire wireless corporate data access needs through a single, consistent architecture and simplify the deployment and management of wireless data applications.

BlackBerry Browser – The BlackBerry browser is dual-purposed allowing it to securely access corporate data via Mobile Data Service as well as carrier content services and gateways. The BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server. With Mobile Data Service and the BlackBerry browser, customers are provided with the front-end and back-end tools necessary for wireless enterprise applications.

RIM is previewing Mobile Data Service features at the Wireless Enterprise Symposium this week. Further information regarding features, specifications and commercial availability of Mobile Data Service will be announced at a later date.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

###

Media Contact:

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Investor Contact:

RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

DOCUMENT 2

MELARD SELECTS RIM OEM RADIO MODEMS FOR GSM/GPRS WIRELESS NETWORKS WORLDWIDE

RIM OEM Radio Modems To Wirelessly Enable Melard's Rugged Handheld Computers

Armonk, NY and Waterloo ON – May 1, 2002 – Melard Technologies and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) today announced that Melard has selected RIM OEM radio modems for GSM/GPRS wireless networks worldwide to wirelessly enable its rugged handheld computers. Melard plans to embed RIM's OEM radio modems in its rugged handheld computers and provide mobile employees in the telco, cable, field service and utilities industries with wireless access to information.

"RIM's experience and expertise in wireless technology has always been a major factor in our decision to use its high-quality, reliable OEM radio modems in our rugged handheld computers," said Russell Schmidt, Senior Vice President of Marketing and Sales of Melard Technologies. "Wireless connectivity is important to our customers and it made sense for us to choose a technology that has already been tested, proven and successfully deployed."

"Our GSM/GPRS radio modems leverage the same RF technology that has been installed in our leading BlackBerry™ handhelds," said Mark Guibert, Vice President, Brand Management at Research In Motion. "Our radio modem technology is lightweight, easy to integrate and has been field tested and accredited by leading carriers around the world, enabling leading manufacturers like Melard to get their products to market quickly. RIM is dedicated to working with wireless veterans like Melard who know how to take advantage of our power efficient designs."

Melard's rugged, portable computers, with fully integrated wireless communications capabilities, have solved the dynamic mobile computing requirements of major organizations in the telecommunications, cable, general field service, utilities, and other mobile computing markets. For example, field service technicians can list and manage daily service calls, receive notification of calls and prioritize the urgent calls, track parts used, update customer files and log time sheets. As a result, technicians quickly arrive at job sites, perform repairs faster, maintain more accurate information about jobs and minimize repeat calls. Melard's mobile computers offer the field service market a rugged, portable and wireless system that increases overall productivity.

General Packet Radio Service (GPRS) is a global wireless standard that uses existing GSM (Global System for Mobile telecommunications) radio base stations and converts wireless data into standard Internet packets, enabling interoperability between the Internet and the GSM/GPRS network.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

About Melard Technologies, Inc

Melard Technologies, Inc. designs, develops and deploys rugged hardware platforms, application software and related computer peripherals to deliver a complete, real-time wireless data solution to remote field workers and mobile professionals.

Melard has successfully deployed thousands of mobile wireless data systems to the Field Service, Telecommunications, Cable and Utility industries. The Company's robust integration of wireless communications capabilities delivers a measurable gain in network coverage that enables the optimized productivity, responsiveness and performance of mobile professionals and gives organizations the competitive edge they need to succeed.

Melard Technologies, Inc. is based in Armonk, New York. Additional information can be found on the Company's Web site at www.melard.com.

###

Media Contacts:

Shoba Vaitheeswaran
Schwartz Communications for Melard Technologies
781-684-0770
shobav@schwartz-pr.com

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Investor Contact:

RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

DOCUMENT 3

Panasonic® Ruggedized Portable PCs To Integrate RIM OEM Wireless Radio Modems For GSM/GPRS Networks

Secaucus, NJ and Waterloo, ON – May 1, 2002 – Panasonic® Computer Solutions Company and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) today announced plans to integrate RIM's OEM radio modems for GSM/GPRS networks into Panasonic's line of Toughbook® ruggedized portable computers. Panasonic targets these portables to mobile professionals requiring reliability and remote wireless access to information systems.

"We are pleased to expand upon our long-standing relationship with RIM to offer enhanced wireless solutions to our customers," said Rance Poehler, President at Panasonic Computer Solutions Company. "RIM's high-quality and proven OEM radio modems will bring advanced GSM/GPRS wireless technology to our line of ruggedized notebook portable PCs and offer our customers in the field increased productivity through wireless access."

"Our expertise in wireless technology is a strong complement to Panasonic's leadership in the rugged mobile computing market," said Mike Lazaridis, President and Co-CEO at Research In Motion. "We are able to leverage the research and development from our leading BlackBerry handheld product lines to provide manufacturers like Panasonic with OEM radio modems that are easy to integrate, power efficient, lightweight and reliable."

Panasonic Toughbooks target mobile professionals in vertical industries including government, field service/sales, utilities, telecommunications, insurance, transportation, law enforcement and government and military. Today, Toughbook s applications include GPS for mapping, communications – both local and wide area, inventory and maintenance management, data queries, in addition to claims and order processing, providing vastly improved response times.

RIM and Panasonic have established an extensive relationship, beginning in 1998 with the integration of RIM's R900 Mobitex radio modem into Panasonic's CF-25 Toughbook ruggedized laptop. RIM technology is now embedded in all Panasonic Toughbook products, including the new Toughbook 01 ruggedized handheld.

General Packet Radio Service (GPRS) is a global wireless standard that uses existing GSM (Global System for Mobile telecommunications) radio base stations and converts wireless data into standard Internet packets, enabling interoperability between the Internet and the GSM/GPRS network.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

Panasonic Computer Solutions Company

Panasonic Computer Solutions Company is the leading provider of ruggedized and wireless notebook PCs for mobile professionals in the USA. The company is a unit company of Matsushita Electric Corporation of America, the principal North American subsidiary of Matsushita Electric Industrial Co., Ltd. of Japan (NYSE: MC), which recorded annual sales of $61.45 billion in the most recent fiscal year. Matsushita Electric is one of the only manufacturers today that directly controls the process of design, manufacture and quality assurance of its notebook PCs. Many key components, including LCD panels, Lithium Ion batteries, DVD and CD-ROM drives, and board-level electronics are the products of its divisions. The products, people and business of Panasonic Computer Solutions Company are entirely dedicated to the needs of the professional user, including Fortune 1000 business and government professionals. Panasonic also supplies mobile computing solutions to over 1,800 police departments in the United States.
For additional information: http://www.panasonic.com/toughbook

###

Media Contacts:

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Jeffrey Ayers
for Panasonic Computer Solutions Company
Office Tel 212 727 1239
Office Fax 212 727 1923
jayers@p2c2.com

Investor Contact:

RIM Investor Relations
519.888.7465
investor_relations@rim.net

DOCUMENT 4

May 6, 2002

FOR IMMEDIATE RELEASE

HUTCHISON TELECOM AND RIM LAUNCH BLACKBERRY WIRELESS EMAIL SOLUTION FOR THE FIRST TIME IN ASIA

RIM's End-To-End BlackBerry Solution Delivers Integrated Voice and Data Services Exclusively to Hutchison Telecom Users in Hong Kong via Hutchison Telecom's Orange GSM Network And GPRS Technology

Hong Kong and Waterloo, ON – Hutchison Telecommunications (Hong Kong) Limited and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) today announced the commercial launch of the BlackBerry™ wireless email solution operating on Hutchison Telecom's Orange GSM Dualband and GPRS network in Hong Kong. Hutchison Telecom is the first mobile operator in Asia to offer the BlackBerry solution, which is now available for purchase in Hong Kong through Hutchison Telecom. BlackBerry provides corporate customers with the most comprehensive end-to-end wireless solution that includes integrated email, phone, SMS, WAP, web and organizer features.

"The launch of BlackBerry in Hong Kong today and the impending launch in Macau is the very first partnership between Hutchison and RIM. Mainland China will be our next target market for the BlackBerry solution. Hutchison and RIM share a long-term vision on the wireless future. We have the intention to work together to develop 3G applications and extend RIM's technology to our Group's 3G markets worldwide," said Canning Fok, Group Managing Director of Hutchison Whampoa Limited.

"BlackBerry has become extremely popular with corporate customers because of its value to both the individual and the organization. BlackBerry was designed to provide the individual user with compelling applications for their communications and information needs while providing the organization with a secure, manageable and extensible solution," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "As we enter this market today with Hutchison Telecom, we look forward to helping customers in Asia to derive the same organizational value and return on investment experienced by BlackBerry customers in North America and Europe. We also look forward to a longstanding relationship with Hutchison Telecom that leverages our respective positions and provides new growth opportunities."

"Hutchison Telecom is proud to be Asia's first mobile operator to offer the world-recognized, powerful BlackBerry solution exclusively to our Hong Kong and Macau users. It further demonstrates our capacity for developing leading-edge service through our superior network and information technology, reaffirming our leadership position in the corporate and business market. Through BlackBerry, corporate users can experience the superb quality of our GPRS high speed data services, allowing them to increase work efficiency, productivity and overall competitiveness," said Agnes Nardi, Managing Director of Hutchison Telecommunications (Hong Kong) Limited. "The provision of innovative applications is one of the main focuses of our 3G strategies. The launch of BlackBerry provides us with valuable experience for the development of leading-edge 3G services for the corporate market. Furthermore, we are excited about our partnership with RIM to bring BlackBerry to the Mainland China, and to explore new business opportunities in that market."

Over the past few months, Hutchison Telecom has conducted extensive customer trials and received very favourable response from participating customers. Some of their comments include:

- "BlackBerry is incredibly addictive."
- "I will not give up my trial device, I love it too much."
- "It is rare that a product can be said to change your life."
- "It's one of the few devices that can add time back to my day."

BlackBerry is the first wireless solution that integrates voice and data services while properly addressing the needs of both end users and IT departments. Operating on Hutchison Telecom's Orange GSM Dualband network with its advanced GPRS technology, BlackBerry is an end-to end enterprise solution comprised of advanced wireless handhelds, enterprise server software, desktop utilities, and GPRS wireless service. BlackBerry allows corporate users to manage their important information and communications from a single wireless handheld with 'always on' operation, single mailbox integration with existing corporate email accounts, end-to-end security and a 'push' based architecture.

The BlackBerry 5820 Wireless Handheld™ features built-in email, phone, SMS, WAP, and organizer applications. The handheld also incorporates Java 2 Micro Edition (J2ME) as its core operating system, providing a secure, manageable and open platform for customers and developers. BlackBerry Enterprise Server software enables easy configuration and management, end-to-end security and back-end integration with corporate systems including Microsoft® Exchange™ and Lotus® Domino™. With Hutchison Telecom's GSM Dualband network and its cutting-edge 2.5G high-speed data service, BlackBerry users can enjoy high quality voice services and 'always on' connectivity for accessing data easily and quickly.

Hutchison Telecom offers two attractive BlackBerry service packages for the subscribers of Orange voice service - The BlackBerry Wireless Handheld costs only HK$1,880 with a monthly charge of HK$738 for unlimited email access, or HK$3,980 with a monthly charge of HK$538 for unlimited email access. Standalone wireless email service is offered to users not subscribing to Orange voice service - the BlackBerry handheld is charged at HK$5,480 with a monthly fee of HK$638 for unlimited email access. For the first 20 BlackBerry users, the cost of BlackBerry Enterprise Server software for Microsoft Exchange or Lotus Domino is HK$39,800 and thereafter HK$6,000 per 10 users. For additional information about the BlackBerry wireless email solution from Hutchison Telecom, please call 2807 9800 or visit www.orangehk.com.

About BlackBerry

- Always-on mobile access to corporate email with 'push' based architecture
- Single mailbox integration with existing corporate email address
- End-to-end security with Triple DES encryption provides data integrity and security
- BlackBerry Enterprise Server software integrates seamlessly with Microsoft® Exchange™ and Lotus® Domino™
- Full-featured connected organizer with PC synchronization, including unique over-the-air wireless calendar synchronization capabilities
- Integrated device supports high-quality email, phone, SMS, WAP, web and organizer applications
- Incorporates Java 2 Micro Edition (J2ME), a powerful development platform optimized for wireless devices
- BlackBerry is available now in Hong Kong and expected to be available soon for Hutchison Telecom customers in Macau
- Mainland China will be Hutchison Telecom's next target market for the BlackBerry solution

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

About Hutchison Telecommunications (Hong Kong) Limited

Hutchison Telecommunications (Hong Kong) Limited ("Hutchison Telecom") is the operating unit for managing Hutchison Whampoa Group's wireless communications operations in Hong Kong, Macau and Greater China. Hutchison Telecom is the largest mobile operator in Hong Kong, providing superior GSM Dualband and CDMA services with superb network quality and the widest international roaming coverage under the "Orange" brand. With the award of a 3G licence in Hong Kong in October 2001, the Company is currently developing a world-class 3G network in Hong Kong and extending its 2G/2.5G technical and service excellence into the 3G era. Hutchison Telecom forms an integral part of Hutchison Whampoa Group's global 3G footprint with a vision to lead Hong Kong to stay at the forefront of the mobile multimedia arena. For more information about Hutchison Telecom, please visit the Company's website at www.orangehk.com.

Media Contacts:

Frances Ng
Hutchison Telecommunications (Hong Kong) Limited
+852.21285890
frances.ng@hthk.coml

Rebecca Winter
Brodeur Worldwide for RIM
+1.203.399.8241
rwinter@brodeur.com

Darcy Polito
Public Relations
Research In Motion
+1.519.888.7465
dpolito@rim.net

Investor Contacts:

RIM Investor Relations
+1.519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.